October 2, 2015

Mr. Robert F. Telewicz Jr.
Branch Chief
Office of Real Estate and Commodities
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.; Mail Stop 3233
Washington, D.C. 20549-6628

Re:     Premier, Inc.
Form 10-K for the year ended June 30, 2015
Filed on August 26, 2015
File No. 001-36092

Dear Mr. Telewicz:
Set forth below is Premier, Inc.’s (the “Company” or “Premier”) response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received in a letter via email, dated September 22, 2015, relating to Premier's Form 10-K for the year ended June 30, 2015 which was filed on August 26, 2015.

For ease of review, we have set forth below the comment in your letter in bold font and the Company’s response thereto. Capitalized terms used but not defined herein are used herein as defined in the Form 10-K.

Consolidated Statements of Income, page 95

1.
Please explain to us how you determined it would be appropriate to present the adjustment of redeemable limited partners’ capital to redemption amount outside of net income attributable to stockholders. Cite any relevant accounting literature in your response.

Response: Accounting Standards Codification 480-10-S99-3A (historically EITF Topic No. D-98, or “Topic D-98”), “Classification and Measurement of Redeemable Securities”, paragraph

19A Noncontrolling Interests, subparagraph a, Noncontrolling interest in the form of preferred securities states:

“the impact on income available to common stockholders of the parent arising from adjustments to the carrying amount of a redeemable noncontrolling interest other than common stock depends upon whether the redemption feature in the equity security was issued, or is guaranteed, by the parent. If the redemption feature was issued, or is guaranteed, by the parent, the entire adjustment under paragraph 18 reduces or increases income available to common stockholders of the parent. Otherwise, the adjustment is attributed to the parent and the noncontrolling interest in accordance with paragraphs 260-10-55-64 through 55-67” (emphasis added).

As the redeemable limited partners’ capital, i.e., our Class B common stock, is redeemable by the parent, the Company has elected to show both net income available to common stockholders and then the direct adjustment to reduce or increase net income available to common stockholders, as stated in Topic D-98. We have included a subtotal in the income statement given the magnitude of the adjustment and to more clearly call out the actual income attributable to the noncontrolling interests separately from the redemption adjustment, which is not expected to result in an actual cash outlay. We note that stockholders and securities analysts have not expressed confusion over the presentation of the adjustment given it is not reflective of the Company’s ongoing operations, and the phrase “net income attributable to stockholders” appears in both the subtotal and in the bottom line captions.

Based on the foregoing, we believe our presentation of the adjustment of redeemable limited partners’ capital to redemption amount outside of net income attributable to stockholders is appropriate.

If you have any further questions or require additional information, please do not hesitate to contact me directly via email at craig_mckasson@premierinc.com or via telephone at 704-816-6307.

Very truly yours,

/s/CRAIG S. MCKASSON
Craig S. McKasson
Senior Vice President and Chief Financial Officer